IBIO, INC.

600 Madison Avenue, Suite 1601

New York, NY 10022-1737

VIA EDGAR

October 24, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	iBio, Inc.
Registration Statement on Form S-1 (File No. 333-233504)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461, iBio, Inc. (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 4:15 p.m. Eastern Time on Thursday, October 24, 2019, or as soon thereafter as practicable.

Sincerely,

IBIO, INC.

By:	/s/ Robert B. Kay
Name: Robert B. Kay
Title: Executive Chairman and Chief Executive Officer